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Exhibit 12

Transocean Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio amounts)

	Historical
	Nine months ended September 30,		Years ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In millions, except ratio amounts)
Earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of changes in accounting principles	$2,305	$914	$1,607	$802	$240	$22	$(2,489)
Less:
Equity in earnings in unconsolidated affiliates	(3)	8	5	10	9	5	8
Capitalized interest	46	7	16	—	—	—	—
Add:
Distribution of earnings in unconsolidated affiliates	—	4	4	3	11	3	11
Fixed charges (see below)	152	86	142	122	186	220	230
Amortization of capitalized interest	9	9	12	12	12	12	12

Earnings, as adjusted	$2,423	$998	$1,744	$929	$440	$252	$(2,244)

Fixed Charges:
Estimated interest portion of rent expense(a)	13	7	11	11	14	18	18
Interest expense, net of capitalized interest and including amortization of debt expense and debt discount or premium(b)	93	72	115	111	172	202	212
Capitalized interest	46	7	16	—	—	—	—

Total fixed charges	$152	$86	$142	$122	$186	$220	$230

Ratio of earnings to fixed charges(c)	15.94	11.60	12.28	7.61	2.37	1.15	(d )

(a)
Estimated interest portion of rent expense is assumed to be approximately 35% of rent expense.

(b)
Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions as calculated in accordance with FASB Interpretation No. 48, Accounting for Uncertain Tax Positions. Such amounts are recorded in income tax expense and are immaterial.

(c)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" consists of income (loss) from continuing operations before income taxes plus fixed charges, distributed earnings of unconsolidated affiliates and amortization of capitalized interest, less capitalized interest and undistributed equity in earnings of unconsolidated affiliates. "Fixed charges" consists of interest expense, capitalized interest, amortization of debt discount or premium and an estimate of the interest expense within rental expense.

(d)
Total fixed charges exceed total adjusted earnings available for payment of fixed charges by $2,474 million. Total adjusted earnings available for payment of fixed charges include $2,876 million goodwill impairment charge.

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  Exhibit 12